151 Farmington Avenue
                                              Hartford, CT 06156

                                              Susan E. Bryant
                                              Counsel
                                              Law Division, RC4A
January 21, 1997                              Investments & Financial Services
                                              (860) 273-7834
                                              Fax:(860) 273-0356

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC  20549

Re: Withdrawal of Post-Effective Amendment No. 18 to Registration Statement on Form N-1A (File Nos. 33-41694 and 811-6352)

Dear Sir or Madam:

On December 18, 1996, Post-Effective Amendment No. 18 to Registration Statement on Form N-1A (File No. 33-41694) was filed. The signature page to this Post-Effective Amendment No. 18 was inadvertently left off the filing (Accession Number 0000950146-96-002294). We respectfully request withdrawal of such Post-Effective Amendment No. 18 pursuant to Rule 477 under the 1933 Act. We are filing a Post-Effective Amendment No. 19 in substitution for Post-Effective Amendment No. 18.

If you have any questions concerning this request, please contact Amy Doberman at (860) 273-1409 or the undersigned at (860) 273-7834.

Sincerely,

/s/Susan E. Bryant

Susan E. Bryant

cc:  Houghton R. Hallock